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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. )*

Launch Media, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

518567 10 2
(CUSIP Number)

Susan L. Decker
Senior Vice President, Finance and Administration and Chief Financial Officer
Yahoo! Inc.
701 First Avenue,
Sunnyvale, California 94089
(408) 349-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 518567 10 2	Page 1 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Yahoo! Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) / /
(b) /X/

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

NUMBER OF	7.	Sole Voting Power 0
SHARES
BENEFICIALLY	8.	Shared Voting Power 3,657,912(1)
OWNED BY EACH
REPORTING	9.	Sole Dispositive Power 0
PERSON WITH
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,657,912(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11) Approximately 27% (2)

14.	Type of Reporting Person*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)
Yahoo! Inc. ("Yahoo!") and its wholly-owned subsidiary Jewel Acquisition Corporation ("Purchaser") have entered into Stockholders Agreements, each dated June 27, 2001 (together the "Stockholders Agreements"), with certain stockholders of Launch Media, Inc. ("Launch"), pursuant to which signatory stockholders have: (1) granted to Yahoo! and Purchaser an irrevocable option to purchase their shares of Launch common stock at a price per share equal to the Offer Price (as defined herein) or any higher price paid or to be paid by Yahoo! or Purchaser pursuant to the Offer (as defined herein) and the Merger (as defined herein) under the terms and on the conditions set forth in the Stockholders Agreements, (2) agreed to vote their shares of Launch common stock in favor of the Merger and against any competing transactions; and (3) granted to Yahoo! an irrevocable proxy to vote their shares of Launch common stock in favor of the Merger and against any competing transactions. Yahoo! does not have any rights as a stockholder of Launch pursuant to the Stockholders Agreements.

(2)
Based on 13,531,058 shares outstanding as of June 21, 2001.

CUSIP No. 518567 10 2	Page 2 of 9

Item 1—Security and Issuer

    This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Shares" or the "Launch Common Stock"), of Launch Media, Inc. a Delaware corporation ("Launch"). The principal executive office of Launch is located at 2700 Pennsylvania Avenue, Santa Monica, California 90404.

Item 2—Identity and Background

 (a)-(c) This Schedule 13D is filed by Yahoo! Inc., a Delaware corporation ("Yahoo!"). The address of the principal business and principal office of Yahoo! is 701 First Avenue, Sunnyvale, California 94089. Yahoo! is a global Internet communications, commerce and media company that offers a comprehensive branded network of services.

    As a result of entering into the Stockholders Agreements described in Items 3 and 4 below, Yahoo! may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below) for purposes of Section13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Yahoo! expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

    To the best of Yahoo!'s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Yahoo!, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

 (d)-(e) During the last five years, neither Yahoo! nor, to the best knowledge of Yahoo!, any of the executive officers or directors of Yahoo!, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3—Source and Amount of Funds or Other Consideration

    The total amount of funds required by Purchaser to purchase all of the Shares pursuant to the Offer (as defined below) and the Merger (as defined below) is estimated to be approximately $12 million, plus any related transaction fees and expenses, including but not limited to, the fees due and payable to Credit Suisse First Boston Corporation, Launch's financial advisor. The Purchaser will acquire all such funds from Yahoo! out of Yahoo!'s working capital.

Item 4—Purpose of Transaction

    On June 27, 2001, Yahoo!, Purchaser and Launch entered into an Agreement and Plan of Merger (the "Merger Agreement"). The following is a summary of the Merger Agreement. This summary is not a complete description of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and which is specifically incorporated herein by reference.

    The Merger Agreement provides for the commencement, as promptly as practicable, but in no event later than 10 business days after the execution of the Merger Agreement, by Purchaser of a cash tender offer (the "Offer") to purchase all of the Shares for $0.92 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Launch.

CUSIP No. 518567 10 2	Page 3 of 9

    Provided sufficient Shares are acquired by Purchaser, and subject to the terms and conditions set forth in the Merger Agreement, Purchaser will be merged with and into Launch (the "Merger"), with Launch continuing as the surviving corporation (the "Surviving Corporation") as a wholly owned subsidiary of Yahoo!. In the event Purchaser acquires at least 90% of the Shares, Purchaser will commence a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware in order to effect the Merger (a "Short-Form Merger"). To facilitate a Short-Form Merger, Launch has granted to Yahoo! and Purchaser an irrevocable option, exercisable if Yahoo! and Purchaser accept for payment pursuant to the Offer at least 75% but less than 90% of the Shares then outstanding, to purchase additional shares of Common Stock from Launch, at a price per share equal to the Offer Price, in order to exceed the 90% threshold by one Share. If Purchaser is unable to acquire 90% of the Shares, but acquires at least a majority of the outstanding Shares on a fully diluted basis in the Offer and the Merger Agreement has not been terminated in accordance with its terms, Launch will hold a stockholders meeting in order to obtain the approval necessary to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Yahoo! and Purchaser and any of their subsidiaries and affiliates will be voted to approve the Merger. The purpose of the Merger is for Yahoo! to acquire all Shares not purchased pursuant to the Offer.

    Pursuant to the terms of the Merger Agreement, following the consummation of the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Yahoo! or their affiliates, Yahoo! shall be entitled to designate such number of directors, rounded up to the next whole number, on the board of directors of Launch (the "Launch Board") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Launch Board equal to that number of directors which equals the product of the total number of directors on the Launch Board (giving effect to the election or appointment of any additional directors pursuant to this paragraph and including current directors serving as officers of Launch) multiplied by the percentage that the aggregate number of Shares beneficially owned by Yahoo!, Purchaser or any of their affiliates (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares subject to purchase under the Stockholders Agreement and Shares owned by Launch or any of its subsidiaries) bears to the total number of Shares then issued and outstanding. Launch has agreed, upon request by Yahoo! to use its reasonable efforts to promptly increase the size of the Launch Board as is necessary to enable Yahoo!'s designees to be elected to the Launch Board and to cause Yahoo!'s designees to be so elected or designated. Also, under the Merger Agreement, the directors of Purchaser shall become the directors of the Surviving Corporation at the effective time of the Merger.

    In contemplation of entering into the Merger Agreement, and in order to increase the likelihood that greater than 50% of the Shares will be tendered in the Offer and the transactions contemplated by the Merger Agreement consummated, Yahoo! and Purchaser entered into Stockholders Agreements, each dated June 27, 2001 (the "Stockholders Agreements"), with certain current and former officers and directors of Launch and with certain major stockholders of Launch (each, a "Significant Holder"). The following summarizes the Stockholders Agreements. This summary is not a complete description of the Stockholders Agreements and is qualified in its entirety by reference to the Stockholders Agreements, which are filed as Exhibits 2 and 3 hereto and which are specifically incorporated herein by reference.

    Pursuant to the Stockholders Agreements, each Significant Holder has agreed to tender in the Offer all Shares owned beneficially and of record by him, her or it. Each Significant Holder has also agreed, among other things, to vote his or her Shares in favor of the Merger and the Merger Agreement and against any alternative takeover proposal. Each Significant Holder has also granted to Yahoo! or any of their nominees, an irrevocable proxy to vote such Significant Holder's Shares in respect of any matter related to the approval and adoption of the Merger and the Merger Agreement at every meeting of the stockholders of Launch, however called (the "Proxy").

CUSIP No. 518567 10 2	Page 4 of 9

    The Significant Holders have also each granted to Yahoo! an irrevocable option (the "Launch Securities Option") to purchase their Shares at a price per Share equal to the Offer Price or any higher price paid or to be paid by Yahoo! or Purchaser pursuant to the Offer or the Merger. Pursuant to the Launch Securities Option set forth in the Stockholders Agreement executed by the officers and directors of Launch, certain related entities of such officers and directors and certain other stockholders of Launch (but not including The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and the Phoenix Partners IIIB Limited Partnership) a copy of which is attached hereto as Exhibit 2, such option becomes exercisable, in whole but not in part, for all Shares subject thereto (i) if such Shares were not tendered in the Offer pursuant to the terms of the Stockholders Agreement or (ii) in certain circumstances upon the termination of the Merger Agreement. Pursuant to the Launch Securities Option set forth in the Stockholders Agreement executed by The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership, a copy of which is attached hereto as Exhibit 3, such option becomes exercisable, in whole but not in part, for all shares subject thereto if such shares were not tendered in the offer pursuant to the terms of the Stockholders Agreement.

    Identified below are the names of each Significant Holder, the number of Shares owned by each such Significant Holder in which the Purchaser Entities may be deemed to have beneficial ownership because of the Proxy and the form of Stockholders Agreement executed by each such Significant Holder:

Name/Entity	Total Shares of Common Stock
David B. Goldberg(1)	1,000
Robert D. Roback(1)	224,488
Warren Littlefield(1)	20,000
Thomas Hoegh(1)	2,745
Richard Snyder(1)	2,740
James Koshland(1)	1,000
Avalon Technology LLC(1)	645,436
Goran Enterprises Limited(1)	623,561
Digital Ventures Holdings Limited(1)	410,586
Jeff Mickeal(1)	58,770
Spencer McClung(1)	32,289
Softbank Capital Partners LP(1)	146,131
Softbank Capital Advisors Fund LP(1)	4,204
Softbank Capital LP(1)	143,619
The Phoenix Partners III Liquidating Trust(2)	627,957
The Phoenix Partners IV Limited Partnership(2)	211,019
The Phoenix Partners IIIB Limited Partnership(2)	502,367

(1)
Executed the Stockholders Agreement attached hereto as Exhibit 2.

(2)
Executed the Stockholders Agreement attached hereto as Exhibit 3.

    Following the Merger, Yahoo! currently intends to operate Launch as a wholly owned subsidiary of Yahoo!. Yahoo! has begun, and intends to continue, a review of Launch and its assets, corporate structure, capitalization, operations, properties, policies, geographic locations, management and personnel to determine what changes would be desirable in order best to organize and integrate the activities of Launch with Yahoo! and its affiliates. Yahoo! expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments.

CUSIP No. 518567 10 2	Page 5 of 9

    Following the purchase of Shares in the Offer, Yahoo! and Purchaser expect to consummate the Merger. If the Merger takes place, Launch will no longer be publicly owned. Even if for some reason the Merger does not take place, if Purchaser purchases all of the tendered Shares, there may be so few remaining stockholders and publicly held shares that (i) the Shares may no longer be eligible to be quoted and traded on the Nasdaq Stock Market ("Nasdaq") or any other securities market or exchange, (ii) there may not be any public trading market for the Shares, and (iii) Launch may cease making filings with the Securities and Exchange Commission (the "SEC") or otherwise cease being required to comply with the SEC rules relating to publicly held companies. Launch has received a letter dated June 4, 2001 from Nasdaq notifying the Company of its failure to meet the minimum $1.00 per share trading bid price requirement for continued listing on Nasdaq's National Market System and providing that the Company has until September 3, 2001 to regain compliance. In any event, Yahoo! and Purchaser intend to cause Launch to seek delisting of the Shares from Nasdaq and to cause Launch to apply for termination of registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon after the completion of the Offer as allowed. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be quoted on Nasdaq and the registration under the Exchange Act will be terminated following completion of the Merger.

    Reference to and descriptions or, the Merger Agreement and the Stockholders Agreements set forth above in this Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreements included as Exhibits 1, 2, and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5—Interest in Securities of the Issuer

    (a) and (b) Pursuant to the Proxy contained in the Stockholders Agreements described in Item 4, Yahoo! possesses shared power to direct certain votes of 3,657,912 Shares held by the Significant Holders, and Yahoo! thus may be deemed to beneficially own such Shares, which constitute approximately 27% of the issued and outstanding Shares as of June 21, 2001. Yahoo! does not currently hold any outstanding Shares. Neither Yahoo! nor to the knowledge of Yahoo! any executive officer or director of Yahoo! is the "beneficial owner" of any Shares, as such term is defined in Rule 13d-3 under the Exchange Act.

    (c) Neither Yahoo! nor, to the knowledge of Yahoo! any executive officer or director of Yahoo! has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof.

    (d) and (e) Not applicable.

    Reference to, and descriptions of, the Merger Agreement and the Stockholders Agreements set forth above in this Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreements included as Exhibits 1, 2, and 3, respectively, to this Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

CUSIP No. 518567 10 2	Page 6 of 9

Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Stockholders Agreements are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. To the best of Yahoo!'s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of Launch.

Item 7—Material to be Filed as Exhibits

Exhibit	Description
1	Agreement and Plan of Merger dated as of June 27, 2001, by and among Yahoo! Inc., Jewel Acquisition Corporation and Launch Media, Inc.
2
Stockholders Agreement dated as of June 27, 2001, by and among Yahoo! Inc. and certain officers and directors of Launch, certain related or affiliated entities of such officers and directors and certain other stockholders of Launch (but not including The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership).
3
Stockholders Agreement dated as of June 27, 2001, by and among Yahoo! Inc. and The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership.

CUSIP No. 518567 10 2	Page 7 of 9

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2001	/s/ SUSAN L. DECKER Susan L. Decker Senior Vice President, Finance and Administration and Chief Financial Officer

CUSIP No. 518567 10 2	Page 8 of 9

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
OF YAHOO! INC.

    The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Yahoo!. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 701 First Avenue, Sunnyvale, California 94089.

Name and Title	Present Principal Occupation

Terry Semel, Chairman, Chief Executive Officer and Director	Chief Executive Officer of Yahoo! Inc.

Timothy Koogle, Vice Chairman and Director	Advisor to Yahoo! Inc.

Jeffrey Mallett, President, Chief Operating Officer and Director	President and Chief Operating Officer of Yahoo! Inc.

Jerry Yang, Co-Founder, Chief Yahoo! and Director	Co-Founder and Chief Yahoo! of Yahoo! Inc.

Gregory Coleman, Executive Vice President, North American Operations	Executive Vice President, North American Operations of Yahoo! Inc.

Susan L. Decker, Senior Vice President, Finance and Administration and Chief Financial Officer	Senior Vice President, Finance and Administration and Chief Financial Officer or Yahoo! Inc.

David Filo, Co-Founder and Chief Yahoo!	Co-Founder and Chief Yahoo! of Yahoo! Inc.

David Graves, Senior Vice President, Media	Senior Vice President, Media of Yahoo! Inc.

Farzad Nazem, Senior Vice President Communications and Technical Services and Chief Technical Officer	Senior Vice President Communications and Technical Services and Chief Technical Officer of Yahoo! Inc.

Ellen Siminoff, Senior Vice President, Entertainment and Small Business	Senior Vice President, Entertainment and Small Business of Yahoo! Inc.

Tim Brady, Senior Vice President, Commerce and Network Services	Senior Vice President, Commerce and Network Services of Yahoo! Inc.

Arthur Kern, Director C/o Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089	Founder and Chairman of American Media

Michael Moritz, Director C/o Sequoia Capital 3000 Sand Hill Road Suite 280, Building 4 Menlo Park, California 94025	General Partner of Sequoia Capital

Edward Kozel, Director C/o Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089	Managing Partner of Open Range Ventures

Eric Hippeau, Director(1) C/o Softbank, Inc. 28 East 28th Street New York, New York 10016	President and Executive Managing Director of SOFTBANK International Ventures

(1)
Certain Softbank entities hold shares of Launch common stock as follows: 146,131 shares are held by Softbank Capital Partners LP, 4,204 shares are held by Softbank Capital Advisors Fund LP and 143,619 shares are held by Softbank Capital LP. Mr. Hippeau disclaims beneficial ownership of shares held by such Softbank entities, except to the extent of his proportionate interest therein.

CUSIP No. 518567 10 2	Page 9 of 9

EXHIBIT INDEX

Exhibit	Description
1	Agreement and Plan of Merger dated as of June 27, 2001, by and among Yahoo! Inc., Jewel Acquisition Corporation and Launch Media, Inc.
2
Stockholders Agreement dated as of June 27, 2001, by and among Yahoo! Inc. and certain officers and directors of Launch, certain related or affiliated entities of such officers and directors and certain other stockholders of Launch (but not including The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership).
3
Stockholders Agreement dated as of June 27, 2001, by and among Yahoo! Inc. and The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership.

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  Item 1—Security and Issuer
  Item 2—Identity and Background
  Item 3—Source and Amount of Funds or Other Consideration
  Item 4—Purpose of Transaction
  Item 5—Interest in Securities of the Issuer
  Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7—Material to be Filed as Exhibits
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF YAHOO! INC.
EXHIBIT INDEX